

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/31

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-46620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidSouth Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Woodlawn Drive Suite 300
(No. and Street)

Marietta, (City) GA (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Margeson, Jr 770-973-9748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 07 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomkiewicz Wright, LLC
(Name – *if individual, state last, first, middle name*)

6111 Peachtree Dunwoody Rd, Bldg E, Ste 102 (Address) Atlanta (City) GA (State) 30328 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 28 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Margeson, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidSouth Capital, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CAROL A. TIMBROOK
MY COMMISSION EXPIRES
SEPT.
14
2007
CHEROKEE COUNTY, GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2004 AND 2003

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2004 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2004 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
January 20, 2005

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 134,526	$ 142,645
Receivables, net of allowance for doubtful accounts	444,973	432,002
Investments, at fair value - trading securities	123,168	28,071
Deposits with clearing organizations	151,571	150,484
Prepaid expenses	1,414	41,466
Deferred tax asset, current portion	17,000	38,000
Total current assets	872,652	832,668
Furniture and equipment, net of accumulated depreciation	35,783	36,651
Deferred tax asset, non-current portion	34,500	38,000
Deposits	19,315	6,977
	$ 962,250	$ 914,296
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Obligations under lines of credit	$ 160,402	$ 174,551
Account payable and accrued expenses	411,095	380,465
Notes payable	48,000	-0-
Preferred stock dividends payable	2,855	10,406
Total current liabilities	622,352	565,422
Stockholders' equity:		
Preferred stock; no par value, 1,000 shares authorized; 30 shares issued and outstanding	304,158	304,158
Common stock; no par value, 1,000,000 shares authorized; 75,505 shares issued and outstanding	232,979	232,979
Contributed capital	7,492	7,492
Accumulated deficit	(204,731)	(195,755)
Total stockholders' equity	339,898	348,874
	$ 962,250	$ 914,296

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2004	2003
Revenues:		
Fee income	$ 7,612,599	$ 7,428,799
Expenses:		
Commission expense	3,673,569	4,016,538
Clearing costs	920,986	972,733
Other operating expense	366,765	455,967
Employee compensation and benefits	2,145,744	1,632,545
Depreciation expense	14,629	12,236
Occupancy	152,305	146,151
Registration fees	77,437	14,641
Interest expense	13,086	6,645
Communications	203,449	168,185
	7,567,970	7,425,641
Net income from operations	44,629	3,158
Other (expense) income:		
Unrealized (loss) gain on sale of investments	(27,338)	29,506
Realized gain on sale of investments	14,891	-0-
Gain on sale of furniture and equipment	200	-0-
Interest income	3,482	2,170
	(8,765)	31,676
Net income before income taxes	35,864	34,834
Income taxes:		
Deferred income tax expense	(24,500)	(22,000)
NET INCOME	$ 11,364	$ 12,834

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2003	28	$ 284,158	64,612	$ 182,979	$ 7,492	$ (178,104)	$ 296,525
Net income						12,834	12,834
Issuance of common stock			10,893	50,000			50,000
Issuance of preferred stock	2	20,000					20,000
Preferred stock dividends						(30,485)	(30,485)
Balances, December 31, 2003	30	304,158	75,505	232,979	7,492	(195,755)	348,874
Net income						11,364	11,364
Preferred stock dividends						(20,340)	(20,340)
Balances, December 31, 2004	30	$ 304,158	75,505	$ 232,979	$ 7,492	$ (204,731)	$ 339,898

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003

Subordinated liabilities at January 1, 2003	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2003		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2004	$	-0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2004	2003
Operating activities:		
Net income	$ 11,364	$ 12,834
Adjustments to reconcile net income to net cash used in operating activities:		
Gain on disposal of equipment	(200)	-0-
Unrealized gains on investments	(95,097)	(28,071)
Depreciation expense	14,629	12,236
Changes in operating assets and liabilities:		
Receivables	(12,971)	(224,933)
Deposits with clearing organizations	(1,087)	(14)
Deferred tax asset	24,500	22,000
Prepaid expenses	40,052	(40,295)
Deposits	(12,338)	(6,003)
Accounts payable and accrued expenses	30,630	80,878
Rental deposits	-0-	(2,100)
Net cash used in operating activities	(518)	(173,468)
Investing activities:		
Proceeds from sale of equipment	200	-0-
Purchase of furniture and equipment	(13,761)	(24,910)
Net cash used in investing activities	(13,561)	(24,910)
Financing activities:		
Cash received from preferred stock issuance	-0-	20,000
Cash received from common stock issuance	-0-	50,000
Net (repayment of) proceeds from lines of credit	(14,149)	85,846
Net proceeds from notes payable	48,000	-0-
Dividends paid on preferred stock	(27,891)	(23,435)
Net cash provided by financing activities	5,960	132,411
Net change in cash and cash equivalents	(8,119)	(65,967)
Cash and cash equivalents, beginning of year	142,645	208,612
Cash and cash equivalents, end of year	$ 134,526	$ 142,645

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

	2004	2003
Interest	$ 13,086	$ 6,645
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business

MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Marietta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the National Association of Securities Dealers.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statement of financial condition.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes

Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivables

	December 31,	
	2004	2003
Due from clearing organizations	$ 370,820	$ 397,723
Due from transfer agent on short sale	48,042	-0-
Employee/independent broker advances	26,111	34,279
	$ 444,973	$ 432,002

2. Receivables (continued)

In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2004. Amounts owed from clearing organizations are concentrated among two financial institutions, but were received at their recorded amounts in January 2005. The due from transfer agent was settled in January 2005. Commissions owed to employees and independent brokers are subject to offset by advances paid to them by the Company.

3. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients. The shares generally carry a twelve month restriction, during which they may not be resold. The restriction, if any, on shares held at the end of each fiscal year will by definition expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2004 and 2003, net unrealized (losses) gains of $(27,338) and $29,506 were recognized. Included in 2004 net unrealized losses was a loss of $29,751 attributable to an increase in a short position liability as of December 31, 2004 relating to investments sold short in December 2004, but not settled until January 2005 (see Note 8). During the year ended December 31, 2004, realized gains of $14,891 were also recognized.

4. Furniture and Equipment

	December 31,	
	2004	2003
Furniture	$ 36,005	$ 32,565
Computer equipment	71,996	61,675
Communication equipment	7,040	7,040
	115,041	101,280
Less accumulated depreciation	(79,258)	(64,629)
	$ 35,783	$ 36,651

5. Obligations Under Lines of Credit

At December 31, 2004 and 2003, the Company had borrowings of $65,648 and $74,551 under a line of credit arrangement with a bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. This line of credit is closed to additional advances.

At December 31, 2004 and 2003, the Company had borrowings of $85,926 and $75,000 under a line of credit arrangement with another bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly. The line is subject to an annual renewal. As of December 31, 2004, principal and unpaid interest were due on August 15, 2005. The line of credit is collateralized by a $50,000 certificate of deposit held at the financial institution and the personal guarantees of the three majority shareholders. The maximum allowable advance under the line of credit is $100,000.

At December 31, 2004 and 2003, the Company had unsecured borrowings of $8,827 and $25,000 under a line of credit arrangement with a financing institution. Borrowings under the line of credit are due on demand, with interest payable monthly at a rate that varies with the prime rate, the effective annual percentage rate of which was 27.24% and 9.49% at December 31, 2004 and 2003.

6. Stockholders' Equity

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

7. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,			
	2003		2003	
Deferred:				
Federal	$	36,000	$	58,000
State		15,500		18,000
Total income tax benefit	$	51,500	$	76,000

The Company has available at December 31, 2004 and 2003 unused operating loss carry-forwards of $119,000 and $189,000 that may be applied against future taxable income, and that expire in the years 2020 and 2021. Management believes the Company has the ability to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

8. Related Party Transactions

At December 31, 2004 and 2003, accounts receivable includes $19,000 and $28,500 of advances to officers of the Company, who are also stockholders. At December 31, 2004, the Company owed demand notes of $48,000 to officers of the Company, who are also shareholders.

9. Contingencies and Commitments

Investment Short Sale

In December 2004, the Company exercised warrants to purchase publicly-traded stock of a company. The Company sold the stock in December 2004, however, the transfer of the shares to the Company to effect the stock purchase was not completed until January 2005. This resulted in a short position on the stock sale as of December 31, 2004 in the amount of $107,614, which represents the market value of the shares sold as of that date. The total amount of the short position, which includes a deferred gain on the sale of $29,821, is included in accrued expenses in the accompanying statement of financial condition.

Long-Term Operating Leases

The Company leases office space under non-cancelable operating leases which expire in 2007 and 2009. Minimum future rental payments under these leases as of December 31, 2004, for each year and in the aggregate are:

2005	$	158,348
2006		119,690
2007		86,384
2008		76,682
2009		52,408
	$	493,512

Additional space was leased on a month-to-month basis during the years 2004 and 2003. Total rent expense recorded for 2004 and 2003 was $152,305 and $146,151. Sublease rental received was $4,594 in 2003. Future rent expense is not expected to be reduced by sublease rental, as the related lease expired during 2003.

10. <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1). At December 31, 2004, the Company has net allowable capital of $96,857, which was $62,541 in excess of the required net capital of $34,316. The Company's aggregate indebtedness to net capital ratio is 5.32 to 1 as of December 31, 2004. Receivables from related parties, securities not readily marketable, deferred tax assets, and furniture and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity	$ 339,898
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	339,898
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	339,898
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	30,388
Exchange memberships	-0-
Furniture and equipment	35,783
Other assets	146,382
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	127,345
Haircuts on securities:	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities:	-0-
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Other securities	16,231
Undue concentrations	14,257
Other	-0-
Net capital	$ 96,857

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Bank loans payable	$	151,574
Drafts payable		-0-
Payable to brokers and dealers		294,535
Payable to clearing broker		-0-
Payable to non-customers		48,000
Other accounts payable and accrued expenses		20,628
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	514,737

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	34,316
Excess net capital at 1500%	$	62,541
Excess net capital at 1000%	$	45,383
Ratio: Aggregate indebtedness to net capital		5.32 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	95,707
Net audit adjustments		(1,150)
Net capital per above	$	96,857

See notes to financial statements and auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

In planning our audit of the financial statements of MidSouth Capital, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MidSouth Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tonkinwicz Wright, LLC

Atlanta, Georgia
January 20, 2005